NORTHERN LIGHTS FUND TRUST IV

INVESTMENT ADVISORY AGREEMENT

APPENDIX A

As of October 20, 2021

FUNDS OF THE TRUST

ANNUAL ADVISORY FEE AS A% OF
NAME OF FUND	AVERAGE NET ASSETS OF THE
FUND
Sterling Capital Focus Equity ETF	0.59%
Sterling Capital Diverse Multi-Manager Active ETF	0.65%

NORTHERN LIGHTS FUND TRUST IV

By :	/s/ Wendy Wang

Name:	Wendy Wang

Title:	President

STERLING CAPITAL MANAGEMENT LLC

By :	/s/ Scott Haenni

Name:	Scott Haenni

Title:	Chief Operating Officer